GUGGENHEIM SECURITIES, LLC

330 Madison Avenue

New York, NY 10017

April 14, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	JATT II Acquisition Corp Registration Statement on Form S-1 (File No. 333-294294) (“Registration Statement”)

Ladies and Gentlemen:

In connection with the Registration Statement referred to above of JATT II Acquisition Corp (the “Company”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests that the Securities and Exchange Commission (“SEC”) accelerate the effective date and time of such Registration Statement , and declare such Registration Statement effective as of April 16, 2026 at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations of the SEC under the Act, we, acting on behalf of the several underwriters, wish to advise you that we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated April 2, 2026, as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

By:	/s/ Michael Jiang
Name:	Michael Jiang
Title:	Senior Managing Director